==============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              ----------------

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                      For the month of September, 2004

                      Commission File Number: 0-16350

                               WPP GROUP PLC
              (Translation of registrant's name into English)

                              ----------------

                  27 Farm Street, London, W1J 5RJ England
                  (Address of principal executive offices)

                              ----------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F     X     Form 40-F
                                    ------              ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ----

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes      No  X
                                    ---     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  ----

=============================================================================

                                 SIGNATURE
                                 ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 13, 2004              WPP GROUP PLC
                                        (Registrant)

                                        By:   /s/ Paul Richardson
                                           --------------------------------
                                           Name:  Paul Richardson
                                           Title: Group Finance Director

                               EXHIBIT INDEX

Exhibit No.            Description
-----------            -----------

1                      Press Release dated September 13, 2004